Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 11 DATED OCTOBER 8, 2021
TO THE OFFERING CIRCULAR DATED JULY 2, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated July 2, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose as an appendix the information contained in the Company’s Semi-Annual Report on Form 1-SA for the Semiannual Period ended June 30, 2021.

The following information is included as an appendix to the Offering Circular:

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) as of June 30, 2021, which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The consolidated financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to originate, invest in, and manage a diversified portfolio primarily consisting of real estate debt investments, commercial real estate-related debt securities, commercial real estate equity investments, as well as investments in commercial real estate properties and development projects. The Company has one reportable segment consisting of investments in real estate. In this Semiannual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC as of June 30, 2021, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2021, we were offering up to $50.0 million in common shares in the rolling twelve-month period under Regulation A (the “Offering”). Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. The Company is currently utilizing this increased offering amount in its current Offering. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $185.3 million and $170.3 million, respectively, from settled subscriptions (including the approximately $1.2 million received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.1 million and $2.8 million, respectively, received in private placements to third parties) and had settled subscriptions in our Offering and private placements for an aggregate of approximately 18,521,000 and 17,018,000, respectively, of our common shares. Most recently, the Company qualified approximately $39.7 million of additional common shares for sale pursuant to Regulation A on July 2, 2021. Refer to “Recent Developments” for further information.

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We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted at the beginning of each fiscal quarter and, as of January 1st, April 1st, July 1st, and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2016	$9.91	Form 1-U
September 30, 2016	$9.92	Form 1-U
December 31, 2016	$9.88	Form 1-U
March 31, 2017	$9.84	Form 1-U
June 30, 2017	$9.82	Form 1-U
September 30, 2017	$9.80	Form 1-U
December 31, 2017	$9.81	Form 1-U
March 31, 2018	$9.86	Form 1-U
June 30, 2018	$9.88	Form 1-U
September 30, 2018	$9.89	Form 1-U
December 31, 2018	$9.91	Form 1-U
March 31, 2019	$9.96	Form 1-U
June 30, 2019	$9.97	Form 1-U
October 1, 2019	$9.98	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$9.98	Form 1-U
June 30, 2020	$10.04	Form 1-U
September 30, 2020	$10.05	Form 1-U
December 31, 2020	$10.03	Form 1-U
March 31, 2021	$10.04	Form 1-U
June 30, 2021	$10.05	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On April 12, 2016, we paid our first distribution to shareholders for the distribution period of January 1, 2016 through March 31, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from January 1, 2016 through October 1, 2021, as shown in the table below. Linked in the table is the relevant Form 1-U detailing each distribution.

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Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2016 – 03/31/2016	$0.0012205045		12/31/2015	04/12/2016	4.45%		Form 1-U
04/01/2016 – 04/30/2016	$0.0027397254		03/30/2016	07/13/2016	10.00%		Form 1-U
05/01/2016 – 06/30/2016	$0.0027397260		04/20/2016	07/13/2016	10.00%		Form 1-U
07/01/2016 – 09/30/2016	$0.0030136986		06/08/2016	10/13/2016	11.00%		Form 1-U
10/01/2016 – 12/31/2016	$0.0030821918		09/16/2016	01/13/2017	11.25%		Form 1-U
01/01/2017 – 03/31/2017	$0.0028767123		12/31/2016	04/12/2017	10.50%		Form 1-U
04/01/2017 – 06/30/2017	$0.0028767123		03/21/2017	07/13/2017	10.50%		Form 1-U
07/01/2017 – 09/30/2017	$0.0028767123		06/26/2017	10/09/2017	10.50%		Form 1-U
10/01/2017 – 12/31/2017	$0.0027397260		09/28/2017	01/09/2018	10.00%		Form 1-U
01/01/2018 – 01/31/2018	$0.0016438360		12/22/2017	04/11/2018	6.00%		Form 1-U
02/01/2018 – 02/28/2018	$0.0021917808		01/26/2018	04/11/2018	8.00%		Form 1-U
03/01/2018 – 03/31/2018	$0.0021917808		02/27/2018	04/11/2018	8.00%		Form 1-U
04/01/2018 – 04/30/2018	$0.0021917808		03/28/2018	07/09/2018	8.00%		Form 1-U
05/01/2018 – 05/31/2018	$0.0021917808		04/30/2018	07/09/2018	8.00%		Form 1-U
06/01/2018 – 06/30/2018	$0.0022602740		05/29/2018	07/09/2018	8.25%		Form 1-U
07/01/2018 – 07/31/2018	$0.0023287671		06/28/2018	10/08/2018	8.50%		Form 1-U
08/01/2018 – 08/31/2018	$0.0023287671		07/27/2018	10/08/2018	8.50%		Form 1-U
09/01/2018 – 09/30/2018	$0.0023287671		08/24/2018	10/08/2018	8.50%		Form 1-U
10/01/2018 – 10/31/2018	$0.0023287671		09/26/2018	01/07/2019	8.50%		Form 1-U
11/01/2018 – 11/30/2018	$0.0022602740		10/29/2018	01/07/2019	8.25%		Form 1-U
12/01/2018 – 12/31/2018	$0.0022602740		11/29/2018	01/07/2019	8.25%		Form 1-U
01/01/2019 – 01/31/2019	$0.0021917808		12/27/2018	04/10/2019	8.00%		Form 1-U
02/01/2019 – 02/28/2019	$0.0021917808		01/30/2019	04/10/2019	8.00%		Form 1-U
03/01/2019 – 03/31/2019	$0.0021917808		02/28/2019	04/10/2019	8.00%		Form 1-U
04/01/2019 – 04/30/2019	$0.0021917808		03/28/2019	07/11/2019	8.00%		Form 1-U
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019	7.00%		Form 1-U
06/01/2019 – 06/30/2019	$0.0020547945		05/30/2019	07/11/2019	7.50%		Form 1-U
07/01/2019 – 07/31/2019	$0.0020547945		06/28/2019	10/09/2019	7.50%		Form 1-U
08/01/2019 – 08/31/2019	$0.0016438356		07/30/2019	10/09/2019	6.00%		Form 1-U
09/01/2019 – 10/01/2019	$0.0021232877		08/29/2019	10/09/2019	7.75%		Form 1-U
10/02/2019 – 10/31/2019	$0.0020547945		10/01/2019	01/13/2020	7.50%		Form 1-U
11/01/2019 – 11/30/2019	$0.0024657534		10/31/2019	01/13/2020	9.00%		Form 1-U
12/01/2019 – 12/31/2019	$0.0026027397		11/26/2019	01/13/2020	9.50%		Form 1-U
01/01/2020 – 01/31/2020	$0.0024657534		12/23/2019	04/09/2020	9.00%		Form 1-U
02/01/2020 – 02/29/2020	$0.0024657534		01/29/2020	04/09/2020	9.00%		Form 1-U
03/01/2020 – 03/31/2020	$0.0020547945		02/26/2020	04/09/2020	7.50%		Form 1-U
04/01/2020 – 04/30/2020	$0.0019178082		03/30/2020	07/09/2020	7.00%		Form 1-U
05/01/2020 – 05/31/2020	$0.0017808219		04/29/2020	07/09/2020	6.50%		Form 1-U
06/01/2020 – 06/30/2020	$0.0017808219		05/27/2020	07/09/2020	6.50%		Form 1-U
07/01/2020 – 07/31/2020	$0.0017808219		06/29/2020	10/08/2020	6.50%		Form 1-U
08/01/2020 – 08/31/2020	$0.0020547945		07/30/2020	10/08/2020	7.50%		Form 1-U
09/01/2020 – 10/01/2020	$0.0019178082		08/28/2020	10/08/2020	7.00%		Form 1-U
10/02/2020 – 10/31/2020	$0.0019178082		10/01/2020	01/12/2021	7.00%		Form 1-U
11/01/2020 – 11/30/2020	$0.0017808219		10/29/2020	01/12/2021	6.50%		Form 1-U
12/01/2020 – 12/31/2020	$0.0017808219		11/25/2020	01/12/2021	6.50%		Form 1-U
01/01/2021 – 01/31/2021	$0.0013698630		12/29/2020	04/13/2021	5.00%		Form 1-U
02/01/2021 – 02/28/2021	$0.0011643836		01/28/2021	04/13/2021	4.25%		Form 1-U
03/01/2021 – 03/31/2021	$0.0016438356		02/25/2021	04/13/2021	6.00%		Form 1-U
04/01/2021 – 04/30/2021	$0.0010958904		03/30/2021	07/13/2021	4.00%		Form 1-U
05/01/2021 – 05/31/2021	$0.0015068493		04/29/2021	07/13/2021	5.50%		Form 1-U
06/01/2021 – 06/30/2021	$0.0011643836		05/28/2021	07/13/2021	4.25%		Form 1-U
07/01/2021 – 07/31/2021	$0.0012328767		06/29/2021	10/21/2021	4.50%		Form 1-U
08/01/2021 – 08/31/2021	$0.0013013699		07/28/2021	10/21/2021	4.75%		Form 1-U
09/01/2021 – 10/01/2021	$0.0019178082		08/27/2021	10/21/2021	7.00%		Form 1-U
Weighted Average	$0.0022115549	(3)			8.07	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

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(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through October 1, 2021.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that, on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of June 30, 2021, approximately 3,770,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted within the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

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Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Real Estate Held for Improvement

Long-lived assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2021, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On December 5, 2015, we commenced operations. For the six months ended June 30, 2021 and 2020, we had total net income of approximately $3.4 million and $5.3 million, respectively.

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Revenue

Interest Revenue

For the six months ended June 30, 2021 and 2020, we earned interest revenue of approximately $4.0 million and $6.1 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to the payoff of three real estate debt investments subsequent to June 30, 2020.

Other Revenue

For the six months ended June 30, 2021 and 2020, we earned other revenue of approximately $293,000 and $344,000, respectively. The decrease in other revenue was primarily related to fewer extension fees earned on our real estate debt investments compared to the prior year period.

Expenses

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2021 and 2020, we incurred asset management fees of approximately $646,000 and $554,000, respectively. The increase in asset management fees is attributable to an increase in our NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The overall increase in NAV is attributable to additional capital raised through our Offerings and the appreciation of certain real estate investments.

General and Administrative Expenses

For the six months ended June 30, 2021 and 2020, we incurred general and administrative expenses of approximately $164,000 and $147,000, respectively, which included auditing and professional fees, bank fees, legal fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business. The increase in general and administrative expenses is primarily due to higher legal and advisory fees incurred with respect to certain real estate investments.

Credit Losses

For the six months ended June 30, 2021 and 2020, we incurred credit losses of approximately $157,000 and $353,000, respectively, related to our real estate debt investments. The decrease is due to the impairment of one non-performing asset during the six months ended June 30, 2020 compared to a lesser impairment charge recorded for the six months ended June 30, 2021. See Note 3, Real Estate Debt Investments in our consolidated financial statements for further detail.

Other Income (Expense)

Interest Expense – Related Party

For the six months ended June 30, 2021 and 2020, we incurred interest expense of approximately $1,000 and $113,000, respectively, related to our related party notes payable. The decrease in interest expense is due to repayment of the $7.0 million promissory note with National Lending, LLC (“National Lending”) during the year ended December 31, 2020. See Note 8, Related Party Arrangements for further information.

Our Investments

As of June 30, 2021, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

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Senior Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)		Overview (Form 1-U)
New York Senior Loan*(15)	Long Island City, NY	Condo	12/15/2015	11.0%	12/11/2017	$1,990,000	--	80.0%		Initial	Update
CPG Senior Loan(7)	Phoenix, AZ	Multifamily	12/30/2015	11.0%	12/29/2016	$837,000	--	60.0%		Initial	Update
Clermont Senior Loan*(20)	Atlanta, GA	Hotel	01/07/2016	10.0%	01/31/2022	$3,019,355	67.0%	--		Initial	Update
Fairmount Senior Loan(8)	Atlanta, GA	Retail	01/21/2016	12.0%	01/20/2017	$4,600,000	--	82.0	%(6)	Initial	Update
Ascent Senior Loan(14)	Long Island City, NY	Condo	01/27/2016	11.0%	01/27/2018	$3,177,000	--	80.6%		Initial	Update
Van Nuys Senior Loan(11)	Van Nuys, CA	Land	02/19/2016	12.0%	10/11/2017	$4,900,000	--	72.6%		Initial	Update
Continuum Mateo Senior Loan*(10)	Los Angeles, CA	Land	04/06/2016	9.0%	04/05/2017	$7,315,000	--	75.0%		Initial	Update
Stradella Court Senior Loan(9)	Los Angeles, CA	Land	09/14/2016	8.5%	08/24/2017	$1,760,000	--	62.0%		Initial	N/A
Otsego Homes Senior Loan(12)	Los Angeles, CA	Land	01/10/2017	9.0%	06/26/2018	$2,460,000	--	71.0%		Initial	Update
Gramercy Homes Senior Loan*(16)(21)	Los Angeles, CA	Land	05/01/2017	7.6%	01/01/2020	$10,750,000	78.2%	72.0%		Initial	Update 1 Update 2 Update 3 Update 4
Melrose Senior Loan*(13)	Los Angeles, CA	Land	05/31/2017	11.0%	10/16/2017	$1,588,019	48.0%	--		Initial	N/A
Pacer Hollywood Senior Loan*(18)	Los Angeles, CA	Land	11/02/2017	10.0%	05/02/2018	$5,985,000	86.0%	84.0%		Initial	Update
Huron River Senior Loan*(22)	Ann Arbor, MI	Multifamily	03/30/2018	7.5%	03/29/2020	$4,900,000	79.0%	81.7%		Initial	Update
Kenmore J.C. Senior Loan*(23)	Los Angeles, CA	Land	05/21/2018	10.3%	05/21/2020	$12,770,000	75.0%	72.2%		Initial	Update
1923 9th St NW Senior Loan*	Washington, DC	Land	06/04/2018	9.8%	06/04/2020	$6,630,000	83.9%	86.1%		Initial	N/A
HLC-LP Oakwood Senior Loan*(19)	Los Angeles, CA	Land	06/15/2018	10.0%	06/15/2019	$2,500,000	73.5%	--		Initial	Update
AmeriPacific Eagle Rock Senior Loan*	Los Angeles, CA	Land	08/09/2018	10.0%	02/09/2020	$3,100,000	87.1%	87.1%		Initial	N/A
RKD 2111 Pacific Senior Loan, A note*	San Pedro, CA	Land	08/23/2018	9.5%	08/23/2020	$1,400,000	94.1%	94.1%		Initial	N/A
RKD 2111 Pacific Senior Loan, B note*(17)	San Pedro, CA	Land	08/23/2018	21.0%	02/23/2019	$200,000	94.1%	94.1%		Initial	N/A
CCA Fletcher Senior Loan*	Los Angeles, CA	Land	11/02/2018	9.7%	05/02/2020	$5,000,000	76.9%	87.0%		Initial	Update
TTLC El Sereno Senior Loan*	Los Angeles, CA	Land	06/14/2019	9.5%	06/14/2020	$6,500,000	70.8%	--		Initial	N/A
Station East Loan*	Union City, CA	Land	09/03/2019	9.5%	09/03/2021	$28,000,000	83.3%	64.1%		Initial	N/A
Creekside Senior Loan*(24)	Los Angeles, CA	Land	02/26/2021	9.5%	05/26/2021	$33,500,000	84.0%	87.0%		Initial	Update

9

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	On June 14, 2016, the entirety of the CPG Senior Loan was paid off and is no longer outstanding.
(8)	On January 19, 2017, the Fairmount Senior Loan was paid off and is no longer outstanding.
(9)	On April 5, 2017, the Stradella Court Senior Loan was paid off and is no longer outstanding.
(10)	On September 20, 2017, the Continuum Mateo Senior Loan was paid off and is no longer outstanding.
(11)	On December 22, 2017, the Van Nuys Senior Loan was paid off and is no longer outstanding.
(12)	On January 5, 2018, the Otsego Homes Senior Loan was paid off and is no longer outstanding.
(13)	On March 5, 2018, the Melrose Senior Loan was paid off and is no longer outstanding.
(14)	On May 4, 2018, the Ascent Senior Loan was paid off and is no longer outstanding.
(15)	On June 27, 2018, the New York Senior Loan was paid off and is no longer outstanding.
(16)	On December 21, 2018, we executed a loan modification for the Gramercy Homes Senior Loan extending the maturity date to January 1, 2020 and increasing the loan principal. On January 24, 2020, we executed a second loan modification extending the maturity date to July 1, 2020.
(17)	On January 23, 2019, the RKD 2111 Pacific Senior Loan was paid off and is no longer outstanding.
(18)	On May 16, 2019, the Pacer Hollywood Senior Loan was paid off and is no longer outstanding.
(19)	On June 18, 2019, the HLC-LP Oakwood Senior Loan was paid off and is no longer outstanding.
(20)	On October 7, 2019, the Clermont Senior Loan was paid off and is no longer outstanding.
(21)	On May 19, 2020, the Gramercy Homes Senior Loan was paid off and is no longer outstanding.
(22)	On September 18, 2020, the Huron River Senior Loan was paid off and is no longer outstanding.
(23)	On November 6, 2020, the Kenmore J.C. Senior Loan was paid off and is no longer outstanding.
(24)	On May 14, 2021, the Creekside Senior Loan was paid off and is no longer outstanding.

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Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)		Overview (Form 1-U)
Ace Hotel Controlled Subsidiary*	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%		Initial	Update
Woodlands Preferred Equity(11)	Snoqualmie, WA	Multifamily	12/18/2015	12.0%	09/01/2022	$2,000,000	76.4%	--		Initial	Update
RPQ Preferred Equity*(15)	Richland, WA	Multifamily	01/07/2016	13.0%	07/01/2021	$2,000,000	--	--		Initial	Update 1 Update 2
Fairmount Controlled Subsidiary(7)	Atlanta, GA	Retail	01/21/2016	16.0%	01/20/2021	$910,000	--	82.0	%(6)	Initial	Update
JOSS Preferred Equity*(8)	Santa Monica, CA	Office	01/27/2016	12.0%	04/13/2020	$1,000,000	87.0%	82.0%		Initial	N/A
Grove Controlled Subsidiary(23)	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	--		Initial	Update
Vukota Stratus Controlled Subsidiary(13)	Colorado Springs, CO	Multifamily	04/29/2016	12.0%	09/01/2023	$4,000,000	85.0%	--		Initial	Update
Elysium 14 Controlled Subsidiary(9)(10)	Washington, DC	Multifamily	05/10/2016	10.9%	09/10/2018	$6,475,000	--	89.0%		Initial	Update 1 Update 2
Brandywine Controlled Subsidiary(17)	Wilmington, DE	Multifamily	09/11/2017	11.0%	09/10/2025	$4,000,000	--	77.9%		Initial	Update
Waypoint Sarasota Controlled Subsidiary(20)	Sarasota, FL	Multifamily	10/11/2017	11.0%	04/11/2021	$4,600,000	59.1%	69.4%		Initial	Update
JF Bonneville Controlled Subsidiary*(14)	Salt Lake City, UT	Multifamily	10/19/2017	14.0%	07/02/2018	$2,517,500	65.3%	--		Initial	Update
JVM Aventine Controlled Subsidiary(18)	Aurora, IL	Multifamily	10/30/2017	10.0%	04/01/2023	$8,000,000	80.3%	--		Initial	Update
Vukota Bluffs Controlled Subsidiary*(12)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	09/10/2025	$931,960	85.0%	--		Initial	Update
Vukota Woodmen Controlled Subsidiary*(22)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	10/01/2024	$1,114,300	82.1%	--		Initial	Update
Breckenridge Aspen Heights Controlled Subsidiary	Springfield, MO	Multifamily	12/11/2017	11.0%	01/01/2026	$4,500,000	70.6%	--		Initial	N/A
705 Edgewood Controlled Subsidiary*(19)	Washington, DC	Retail	01/08/2018	13.0%	05/26/2020	$2,666,200	59.5%	--		Initial	Update
RSE Coastal Village Controlled Subsidiary	Fort Myers, FL	Multifamily	06/29/2018	10.5%	07/10/2023	$6,820,000	83.5%	--		Initial	N/A
RSE-Aura Controlled Subsidiary(16)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$1,421,545	95.0%	--		Initial	Update
Harbour Island Tampa Controlled Subsidiary(21)	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$26,775,000	85.0%	--		Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

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(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(6)	LTC presented is a combined LTC of the Fairmount Senior Loan and the Fairmount Controlled Subsidiary.
(7)	On January 19, 2017, the Fairmount Controlled Subsidiary redeemed our equity in full.
(8)	On August 31, 2017, the JOSS Preferred Equity redeemed our equity in full.
(9)	On January 12, 2018, we increased our total commitment in the Elysium 14 Investment from $4,475,000 to $6,475,000, and revised the New Elysium Operative Agreement to reduce the annual return from 12.5% to 10.9%, and extended the redemption date to September 10, 2018.
(10)	On July 2, 2018, the New Elysium 14 Investment was redeemed in full.
(11)	On July 5, 2018, Woodlands paid off the $2,000,000 investment.
(12)	On August 22, 2018, Vukota Bluffs Investment was paid off in full.
(13)	On August 31, 2018, the Vukota Stratus Controlled Subsidiary Investment was paid off in full.
(14)	On September 21, 2018, JF Bonneville Controlled Subsidiary Investment was paid off in full.
(15)	On November 5, 2018, RPQ Preferred Equity repaid $1,900,000 of the original investment. On March 29, 2019, the remaining equity in our RPQ Preferred Equity investment was redeemed.
(16)	On February 27, 2019, the RSE- Aura Controlled Subsidiary was paid off in full.
(17)	On April 30, 2019, the Brandywine Controlled Subsidiary redeemed our equity in full.
(18)	On June 17, 2020, the JVM Aventine Controlled Subsidiary redeemed our investment in full.
(19)	On June 25, 2020, the 705 Edgewood Controlled Subsidiary redeemed our investment in full.
(20)	On November 20, 2020, the Waypoint Sarasota Controlled Subsidiary redeemed our investment in full.
(21)	On February 25, 2021, the Harbour Island Tampa Controlled Subsidiary redeemed our investment in full.
(22)	On March 2, 2021, the Vukota Woodmen Controlled Subsidiary redeemed our investment in full.
(23)	On May 25, 2021, the Grove Controlled Subsidiary redeemed our investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Siena Controlled Subsidiary	Plantation, FL	Multifamily	12/10/2018	$6,000,000	Initial	N/A
NP 85, LLC(2)	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	Update
NP 84, LLC(3)	Mansfield, TX	Multifamily	04/01/2019	$5,747,500	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	On February 27, 2019, the NP 85 investment was fully distributed.
(3)	On June 20, 2019, the NP 84 investment was fully distributed.

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

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Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost	Projected Hold Period	Overview (Form 1-U)
CC1 Controlled Subsidiary	Dade City, FL	Land	03/29/2021	$6,195,000	$6,381,000	5 years	Initial
VF1 Controlled Subsidiary	Conyers, GA	Land	04/13/2021	$3,554,000	$6,808,000	8 years	Initial

Other Real Estate Related Investments	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	Overview (Form 1-U)
Pryde Project Dependent Note* (4)	Seattle, WA	Multifamily	1/7/2016	14.0%	7/29/2018	$1,000,000	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller or lessor.

(1)	Annual Return refers to the projected annual economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	On June 22, 2017, the National Commercial Real Estate Trust paid off the note in full.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had deployed approximately $78.8 million for thirteen investments and had approximately $55.9 million in cash and cash equivalents. In addition to our investments of approximately $78.8 million, we had future funding commitments up to an additional $3.0 million related to our investments. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding Company level debt as of September 27, 2021 and June 30, 2021. Our targeted portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest revenue received in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

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We face challenges in order to ensure liquidity and capital resources on a long term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After enduring the worst peacetime economic downturn since the Great Depression, the global economy is experiencing a resounding rebound with the International Monetary Fund (“IMF”) forecasting record-setting growth of 6% for 2021. Fueled by government stimulus, accommodative monetary policy, and accelerated vaccination programs, a generally ‘v-shaped’ recovery has taken hold in most sectors of the economy, including real estate where the Vanguard Real Estate Index that was down -4.72% for 2020, is now up over 30% through August 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential assets where we anticipate continued demand growth. Apartment REITs have outperformed the broader REIT sector year-to-date, returning 45% through August 31, 2021 (vs. 30% for all sectors). This follows modest underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors). Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), these commercial sectors have continued to underperform the broader REIT sector in 2021 (Office +16%, Lodging +13%); Retail REITs have returned 39% year-to-date after posting the worst performance among REIT sectors in 2020 (-25%).

Furthermore, the Company’s real estate portfolio is primarily invested in senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

Despite the potential for setbacks from Delta and other new COVID-19 variants, the U.S. economy is expected to continue on its strong growth trajectory through the end of 2021 and into 2022. On July 27, 2021, the IMF indicated it is maintaining its global growth forecast of 6.0% for 2021 and increasing its 2022 growth forecast to 4.9%, explaining:

“The 2021 global forecast is unchanged from the April 2021 report, but with offsetting revisions. Prospects for emerging markets and developing economies have been marked down for 2021, especially for Emerging Asia. By contrast, the forecast for advanced economies is revised up. These revisions reflect pandemic developments and changes in policy support. The 0.5 percentage-point upgrade for 2022 derives largely from the forecast upgrade for advanced economies, particularly the United States, reflecting the anticipated legislation of additional fiscal support in the second half of 2021 and improved health metrics more broadly across the group.”

The economic tailwinds are likely to broadly drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections, but the Federal Reserve is closely monitoring their policy stance for reevaluating factors. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our consolidated financial statements.

14

Recent Developments

Investments

The following tables summarize the real estate investments acquired by or repaid to the Company since June 30, 2021 through September 27, 2021:

Senior Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
AmeriPacific Eagle Rock Senior Loan*(6)	Los Angeles, CA	Land	08/09/2018	10.0%	02/09/2020	$3,100,000	87.1%	87.1%	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On August 16, 2021, the AmeriPacific Eagle Rock Senior Loan was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost	Projected Hold Period	Overview (Form 1- U)
AP1 Controlled Subsidiary	Douglasville, GA	Land	07/21/2021	$3,446,000	$6,735,000	5 years	Initial
BK1 Controlled Subsidiary	Katy, TX	Land	08/31/2021	$37,089,000	$53,042,000	9 years	Initial
MP1 Controlled Subsidiary	Melissa, TX	Land	09/01/2021	$13,847,000	$22,868,000	5 years	Initial

Other

Event	Date	Description
Share Purchase Price Update	07/01/2021	Beginning on July 1, 2021, the per share purchase price of our common shares was updated to $10.05 due to a quarterly change in NAV. More information can be found here.
Offering Circular	07/02/2021	On July 2, 2021, we qualified $39,656,273 in our common shares to the public at $10.05 per share, the value of the shares available to be offered as of April 22, 2021 out of the rolling 12-month maximum offering amount of $75.0 million in our common shares. More information can be found here.
July 2021 Contribution to National Lending	07/15/2021	On July 15, 2021, the Company made an additional contribution of $214,000 to National Lending, bringing its total contributions to approximately $7.4 million.

15

Declaration of August 2021 Distributions	07/28/2021

On July 28, 2021, our Manager declared a daily distribution of $0.0013013699 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. More information can be found here.

Declaration of September 2021 Distributions	08/27/2021	On August 27, 2021, our Manager declared a daily distribution of $0.0019178082 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2021 and ending on October 1, 2021. More information can be found here.
Status of our Offering	09/27/2021	As of September 27, 2021, we had raised total gross offering proceeds of approximately $190.4 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.4 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19,022,000 of our common shares.

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Item 2.	Other Information

Departure of Certain Officers

Effective June 7, 2021, Benjamin Miller (i) resigned as the Interim Chief Financial Officer of the Manager and (ii) relinquished his roles as principal financial officer and principal accounting officer of the Company. Mr. Miller remains the Chief Executive Officer of the Manager and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch (i) was appointed the Chief Financial Officer of the Manager and (ii) assumed the roles of principal financial officer and principal accounting officer of the Company. More information can be found here.

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Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Real Estate Investment Trust, LLC

18

Fundrise Real Estate Investment Trust, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (*)
ASSETS
Cash and cash equivalents	$55,856	$47,820
Interest receivable	237	271
Other assets	71	15
Deposits	22,366	7,708
Real estate debt investments	55,070	81,943
Investments in equity method investees	12,355	11,810
Investments in real estate held for improvement	10,113	-
Total Assets	$156,068	$149,567

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$190	$88
Due to related party	347	305
Settling subscriptions	2	419
Redemptions payable	3,982	3,219
Distributions payable	2,267	2,993
Note payable - related party	-	211
Other liabilities	3,389	9
Deferred interest revenue	422	713
Total Liabilities	10,599	7,957

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 18,520,663 and 17,018,475 shares issued and 14,750,928 and 14,354,743 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	147,223	143,163
Retained earnings (Accumulated deficit)	(1,754)	(1,553)
Total Members’ Equity	145,469	141,610
Total Liabilities and Members’ Equity	$156,068	$149,567

* Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Fundrise Real Estate Investment Trust, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
Revenue
Interest revenue	$3,986	$6,105
Other revenue	293	344
Total revenue	4,279	6,449

Expenses
Asset management and other fees – related party	646	554
General and administrative expenses	164	147
Credit losses	157	353
Total expenses	967	1,054

Other (expense) income
Equity in earnings	49	44
Interest expense – related party	(1)	(113)
Total other (expense) income	48	(69)

Net income (loss)	$3,360	$5,326

Net income (loss) per basic and diluted common share	$0.22	$0.40
Weighted average number of common shares outstanding, basic and diluted	15,015,194	13,152,140

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-2

Fundrise Real Estate Investment Trust, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2020 (*)	14,354,743	$143,163	$(1,553)	$141,610
Proceeds from issuance of common shares	1,502,208	15,071	-	15,071
Amortization of deferred offering costs	-	(99)	-	(99)
Distributions declared on common shares	-	-	(3,561)	(3,561)
Redemptions of common shares	(1,106,023)	(10,912)	-	(10,912)
Net income (loss)	-	-	3,360	3,360
June 30, 2021 (unaudited)	14,750,928	$147,223	$(1,754)	$145,469

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2019 (*)	12,502,201	$124,365	$(1,368)	$122,997
Proceeds from issuance of common shares	1,107,082	11,071	-	11,071
Amortization of deferred offering costs	-	(88)	-	(88)
Distributions declared on common shares	-	-	(4,735)	(4,735)
Redemptions of common shares	(728,927)	(7,082)	-	(7,082)
Net income (loss)	-	-	5,326	5,326
June 30, 2020 (unaudited)	12,880,356	$128,266	$(777)	$127,489

*Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Real Estate Investment Trust, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Six Months Ended June 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$3,360	$5,326
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Credit losses	157	353
Equity in (earnings) losses	(49)	(44)
Interest revenue (received) paid in kind	(205)	32
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	18	303
Net (increase) decrease in other assets	(56)	5
Net increase (decrease) in accounts payable and accrued expenses	(36)	(44)
Net increase (decrease) in other liabilities	(3)	(16)
Net increase (decrease) in deferred interest revenue	(291)	(1,435)
Net increase (decrease) in due to related party	42	141
Net cash provided by (used in) operating activities	2,937	4,621
INVESTING ACTIVITIES:
Investment in real estate debt investments	(33,503)	(2,555)
Repayment of real estate debt investments	60,441	13,429
Investment in equity method investees	(728)	(3,130)
Return of investment from equity method investees	232	74
Investment in real estate held for improvement	(6,043)	-
Capital expenditures related to real estate held for improvement	(591)	-
Release of deposits	31,802	-
Issuance of deposits	(46,460)	-
Net cash provided by (used in) investing activities	5,150	7,818
FINANCING ACTIVITIES:
Repayment of notes payable – related party	(210)	(3,000)
Proceeds from issuance of common shares	14,619	10,592
Proceeds from settling subscriptions	2	104
Redemptions paid	(10,149)	(1,530)
Distributions paid	(4,254)	(5,197)
Offering costs paid	(59)	(68)
Net cash provided by (used in) financing activities	(51)	901

Net increase (decrease) in cash and cash equivalents	8,036	13,340
Cash and cash equivalents, beginning of period	47,820	4,162
Cash and cash equivalents, end of period	$55,856	$17,502

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise Real Estate Investment Trust, LLC through programs offered by Fundrise Advisors, LLC	$33	$185
Amortization of deferred offering costs	$99	$88
Settlement of settling subscriptions	$419	$294
Improvements of real estate held for improvement included in accounts payable	$91	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party	$2	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Real Estate Investment Trust, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company and commenced operations on December 5, 2015. As used herein, the “Company,” “we,” “us,” and “our” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in, and manage a diversified portfolio of real estate investments, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the six months ended June 30, 2021 and the year ended December 31, 2020. As of June 30, 2021 and December 31, 2020, we held substantially all of our assets directly and had one taxable REIT subsidiary (“TRS”), which was formed by the Company with an effective date of March 17, 2021 to facilitate unimproved land acquisitions that we intend to improve and resell starting in early 2022. See Note 5, Investments in Real Estate Held for Improvement for further information on the real estate investment acquisitions and formation of the TRS. As of June 30, 2021, we elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs. As of December 31, 2020 we had not established any QRSs or TRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $39.7 million of shares on July 2, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2021 and December 31, 2020, after redemptions, the Company had net common shares outstanding of approximately 14,571,000 and 14,355,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2021 and December 31, 2020, the Sponsor owned 600 common shares. In addition, as of June 30, 2021 and December 31, 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 119,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $1.2 million. As of June 30, 2021 and December 31, 2020, the total amount of equity outstanding by the Company on a gross basis was approximately $185.3 million and $170.3 million, respectively, and the total amount of settling subscriptions was approximately $2,000 and $419,000, respectively. These amounts were offered at a $10.04 and $10.05 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. As of June 30, 2021 and December 31, 2020, approximately $33,000 and $201,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

F-5

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rules 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain financial information and note disclosures normally included in the consolidated financial statements prepared under U.S GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited financial statements. These consolidated interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2021 and 2020.

F-6

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor established a number of programs as real estate investment trusts that are similar in structure to ours. As the Company was the first of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this Offering would be substantially higher than those of future similar programs. Accordingly, the Manager agreed to allocate legal fees incurred in establishing the first such programs (including us) that exceed the estimated legal fees of approximately $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other programs have been required to reimburse the Manager for up to approximately $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to these similar programs was the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A.

After the Company raised $1.0 million in this Offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of June 30, 2021 and December 31, 2020, the Company had reimbursed the Manager a cumulative amount of approximately $1,006,000.

During the six months ended June 30, 2021 and 2020, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2021 and 2020, approximately $1.4 million and $1.2 million, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company directly incurred offering costs of approximately $99,000 and $141,000, respectively. As of June 30, 2021 and December 31, 2020, approximately $40,000 and $5,000 were payable, respectively.

Real Estate Deposits

During the closing on a real estate debt investment, we may place a cash deposit on the investment being acquired or fund amounts into escrow. These deposits are placed before the closing process of the investment is complete. If subsequent to placing the deposit, we acquire the investment, the deposit placed will be credited to the investment’s price. If subsequent to placing the deposit, we do not acquire the investment, the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

F-7

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the six months ended June 30, 2021 and 2020, we did not have any TDRs. However, for the six months ended June 30, 2021 and 2020, we did recognize approximately $157,000 and $353,000 of credit losses, respectively. See Note 3, Real Estate Debt Investment for further detail.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Deferred Interest Revenue

When a real estate debt investment is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Real Estate Held for Improvement

Our investments in real estate held for improvement may include the acquisition of unimproved land, homes, townhomes, condominiums, office space, or industrial properties that are held for redevelopment or are in the process of being renovated.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Rental Real Estate Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land, building, and improvements based upon their relative fair values at the date of acquisition.

F-8

Upon the acquisition of real estate held for improvement, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as a rental property. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

We evaluate our real estate investments for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the six months ended June 30, 2021 and 2020, no such impairment occurred.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that, on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

F-9

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As a result of the formation of the TRS and subsequent acquisitions of unimproved land during the six months ended June 30, 2021, we expect to record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was limited TRS activity for the six months ended June 30, 2021. Accordingly, no income tax expense was recorded for the six months ended June 30, 2021 and 2020. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

As of June 30, 2021, the tax period for the taxable year ended December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of June 30, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

F-10

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2021. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time . We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Real Estate Debt Investments

As of June 30, 2021 and December 31, 2020, two of our real estate debt investments were considered impaired. The following table describes our real estate investment activity (dollar amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$81,943	$123,462
Investments(1)	33,503	4,532
Principal repayments(2)	(60,441)	(43,941)
Principal credit loss(3)	(129)	(1,351)
Interest revenue received (paid) in kind	194	(759)
Ending balance	$55,070	$81,943

(1)	One new investment was added during the six months ended June 30, 2021. No new investments were added during the year ended December 31, 2020, but borrowers have drawn additional funds on existing real estate debt investments.
(2)	As of June 30, 2021, the principal repayments include full repayment from one senior debt investment and three preferred equity investments. The principal repayments as of June 30, 2021 also include partial repayments from three senior debt investments and zero preferred equity investments. As of December 31, 2020, the principal repayments include full repayment from three senior debt investments and three preferred equity investments.
(3)	As of June 30, 2021 and December 31, 2020, the principal balances for two real estate debt investments were considered impaired. See below for further details.

As of June 30, 2021 and December 31, 2020, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

F-11

As of June 30, 2021 and December 31, 2020, two of our real estate debt investments have incurred an event of default due of non-payment of principal and interest upon maturity. Both of these real estate debt investments are secured by the underlying properties and we are actively trying to recover our investments. During the six months ended June 30, 2021 and the year ended December 31, 2020, we received partial repayments totaling approximately $1.3 million and $3.5 million, respectively, in principal and accrued interest from one of the investments. As of June 30, 2021 and December 31, 2020, the carrying value of these two real estate debt investments was approximately $3.1 million and $4.5 million, respectively.

As of June 30, 2021 and December 31, 2020, approximately $1.6 million and $1.5 million, respectively, of cumulative credit losses were included in “Real estate debt investments” on the consolidated balance sheets. The cumulative unpaid balance of the two impaired loans as of June 30, 2021 and December 31, 2020 is approximately $4.6 million and $5.8 million, respectively.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity. Interest revenue received in kind is presented grouped with “Real estate debt investments” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	6	$41,893	$3,000	$40,680
Preferred equity	3	14,657	-	14,390
Balance as of June 30, 2021	9	$56,550	$3,000	$55,070

(1)	For senior debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	6	$43,743	$4,679	$42,659
Preferred equity	6	39,691	-	39,284
Balance as of December 31, 2020	12	$83,434	$4,679	$81,943

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	6	$40,680	$-	$-	$-
Preferred equity	3	1,962	12,428	-	-
Balance as of June 30, 2021	9	$42,642	$12,428	$-	$-

F-12

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	6	$42,659	$-	$-	$-
Preferred equity	6	1,963	12,571	24,750	-
Balance as of December 31, 2020	12	$44,622	$12,571	$24,750	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2021 and December 31, 2020, two investments were considered non-performing. Accordingly, as of June 30, 2021 and December 31, 2020, the cumulative credit losses recognized by the Company were approximately $1.6 million and $1.5 million, respectively.

4.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$11,810	$8,780
New investments in equity method investees	728	3,142
Distributions received	(232)	(189)
Equity in earnings of equity method investees	49	77
Ending balance	$12,355	$11,810

As of June 30, 2021 and December 31, 2020, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in December 2018, a 22.8% non-controlling member interest in Siena JV LP, whose activities are carried out through the following wholly-owned asset: Siena Apartments, a multifamily complex in Plantation, FL.
(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interest. See Note 8, Related Party Arrangement, for further information regarding National Lending.

As of and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC
Condensed balance sheet information:	As of June 30, 2021	As of June 30, 2021
Real estate assets, net	$62,366	$-
Other assets	1,694	62,995
Total assets	$64,060	$62,995

Mortgage notes payable	$41,073	$-
Other liabilities	757	3
Equity	22,230	62,992
Total liabilities and equity	$64,060	$62,995
Company’s equity investment, net	$4,972	$7,383

F-13

	Siena JV LP	National Lending, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2021
Total revenue	$3,106	$588
Total expenses	3,123	16
Net income (loss)	$(17)	$572
Company’s equity in earnings (losses) of investee	$(17)	$66

As of December 31, 2020 and for the six months ending June 30, 2020, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC
Condensed balance sheet information:	As of December 31, 2020	As of December 31, 2020
Real estate assets, net	$63,212	$-
Other assets	1,503	52,950
Total assets	$64,715	$52,950

Mortgage notes payable	$41,073	$-
Other liabilities	377	-
Equity	23,265	52,950
Total liabilities and equity	$64,715	$52,950
Company’s equity investment, net	$5,221	$6,589

	Siena JV LP	National Lending, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2020
Total revenue	$2,938	$311
Total expenses	2,935	14
Net income (loss)	$3	$297
Company’s equity in earnings (losses) of investee	$-	$44

5.	Investments in Real Estate Held for Improvement

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2021	As of December 31, 2020
Land	$9,431	$-
Building and building improvements	-	-
Work in progress	682	-
Total investment in real estate held for improvement	$10,113	$-

As of June 30, 2021 and December 31, 2020, we had two and zero investments in real estate held for improvement, respectively, which consist of the following:

(1)	In March 2021, the Company directly acquired ownership of a wholly-owned subsidiary (“CC1”) for an initial purchase price of approximately $6.2 million. CC1 used the proceeds to close on the acquisition of an approximately 52-acre property located in Dade City, FL, which we plan to redevelop and sell as finished lots.

F-14

(2)	In April 2021, the Company directly acquired ownership of a wholly-owned subsidiary (“VF1”) for an initial purchase price of approximately $3.5 million. VF1 used the proceeds to close on the acquisition of an approximately 38-acre property located in Conyers, GA, which we plan to redevelop and sell as finished lots.

As of June 30, 2021 and December 31, 2020, our investment in real estate held for improvement included capitalized transaction costs of approximately $371,000 and $0, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $181,000 and $0, respectively.

In conjunction with the closing of these investments, we entered into construction agreements with national homebuilders (the “Homebuilders”) in which the Homebuilders have agreed to develop the properties and deliver finished lots at set prices. We also entered into option agreements (the “Purchase Option Agreements”) with the Homebuilders which provide the Homebuilders the option, but not the obligation, to purchase the finished lots at set quarterly schedules. To maintain the option, the Homebuilders have agreed to pay us monthly payments, calculated on the investments' outstanding equity in the projects during the preceding month, at varying rates per annum. Additionally, the Homebuilders have also agreed to deposit a percentage of the final purchase prices for the finished lots, which is included within “Other liabilities” in our consolidated financial statements. Should the Homebuilders default or terminate the Purchase Option Agreements, their deposits are nonrefundable.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2021 and the year ended December 31, 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0011643836	$489		01/28/2021	$489	04/13/2021
March 1, 2021 through March 31, 2021	0.0016438356	772		02/25/2021	772	04/13/2021
April 1, 2021 through April 30, 2021	0.0010958904	494		03/30/2021	-	07/13/2021
May 1, 2021 through May 31, 2021	0.0015068493	707		04/29/2021	-	07/13/2021
June 1, 2021 through June 30, 2021	0.0011643836	526		05/28/2021	-	07/13/2021
July 1, 2021 through July 31, 2021	0.0012328767	573	(2)	06/29/2021	-	10/21/2021
Total		$3,561	(1)		$1,261

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0024657534	$911		01/29/2020	$911	04/09/2020
March 1, 2020 through March 31, 2020	0.0020547945	849		02/26/2020	849	04/09/2020
April 1, 2020 through April 30, 2020	0.0019178082	774		03/30/2020	774	07/09/2020
May 1, 2020 through May 31, 2020	0.0017808219	742		04/29/2020	742	07/09/2020
June 1, 2020 through June 30, 2020	0.0017808219	719		05/27/2020	719	07/09/2020
July 1, 2020 through July 31, 2020	0.0017808219	711		06/29/2020	711	10/08/2020
August 1, 2020 through August 31, 2020	0.0020547945	844		07/30/2020	844	10/08/2020
September 1, 2020 through October 1, 2020	0.0019178082	818		08/28/2020	818	10/08/2020
October 2, 2020 through October 31, 2020	0.0019178082	808		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 20	0.0017808219	762		10/29/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0017808219	800		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0013698630	623	(3)	12/29/2020	-	04/13/2021
Total		$9,361	(1)		$6,368

F-15

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2021 and year ended December 31, 2020, total distributions declared to related parties were approximately $29,000 and $87,000, respectively.

(2)	The liability for the July 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2021 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2021.

(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements. This amount was subsequently determined to be approximately $623,000.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021 and December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable. With the exception of real estate debt investments, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of June 30, 2021 and December 31, 2020, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $55.1 million and $81.9 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 8% to 13%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

F-16

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2021 and 2020, the Manager incurred approximately $11,000 and $8,000 of such costs on our behalf, respectively. As of June 30, 2021 and December 31, 2020, approximately $8,000 and $1,000 was due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager, in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 31, 2021 and 2020, we incurred asset management fees of approximately $646,000 and $554,000, respectively. As of June 30, 2021 and December 31, 2020, approximately $331,000 and $302,000, respectively, of asset management fees remained payable to the Manager.

The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2021 and December 31, 2020, the Manager designated two assets as non-performing, but the Company has not incurred any special servicing expenses related to these assets.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company purchased one and zero investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2021 and 2020, fees of approximately $3,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 119,900 shares, as of June 30, 2021 and December 31, 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

F-17

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and 2020, the Sponsor incurred approximately $23,000 and $8,000, respectively, of operational costs on our behalf. As of June 30, 2021 and December 31, 2020, approximately $8,000 and $2,000 were due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021 and December 31, 2020, the Company has contributed approximately $7.2 million and $6.5 million for a 11.68% and 12.41% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. During the year ended December 31, 2020, the Company repaid one outstanding promissory note in the principal amount of $7.0 million plus accrued interest. As of June 30, 2021 and December 31, 2020, we do not have any outstanding promissory notes with National Lending.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by the Independent Representative. As of June 30, 2021, the Company repaid the outstanding principal and interest in full in the amount of approximately $212,000.

For the six months ended June 30, 2021 and 2020, the Company incurred interest expense of approximately $1,000 and $0, respectively. As of June 30, 2021 and December 31, 2020, approximately $0 and $1,000, respectively, of interest expense was payable to NCRET.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates’. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

F-18

11.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 27, 2021, for potential recognition or disclosure.

Offering

As of September 27, 2021, we had raised total gross offering proceeds of approximately $190.4 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.4 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 19,022,000 of our common shares.

The Company qualified approximately $39.7 million of additional common shares on July 2, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

Additional Contributions to National Lending, LLC

On July 15, 2021, the Company contributed an additional $214,000 to National Lending in accordance with the Subscription Agreement, for a total cumulative contribution of approximately $7.4 million, which is equivalent to approximately 11.06% ownership as of July 15, 2021.

New Investments

As of September 27, 2021, the Company has made three additional real estate investments in the amount of approximately $54.7 million. Additionally, borrowers have drawn additional funds in the amount of approximately $3.0 million.

Investments Redeemed

As of September 27, 2021, the Company received full repayment for one real estate debt investment in the amount of approximately $2.2 million plus outstanding interest.

F-19